VEDDER PRICE P.C. 222 NORTH LASALLE STREET CHICAGO, ILLINOIS 60601 T: + 1 (312) 609 7500 F: + 1 (312) 609 5005
MICHAEL J. MURPHY +1 (312) 609-7738 mmurphy@vedderprice.com	CHICAGO • NEWYORK • WASHINGTON. DC • LONDON

October 9, 2012

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kieran Brown

 Christina DiAngelo

Re:	Nuveen Multi-Currency Short-Term Government Income Fund
(the “Registrant” or “Acquiring Fund”)
File No. 333-183328

To The Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the Securities and Exchange Commission to the undersigned on October 3, 2012 with respect to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement filed on September 27, 2012 on Form N-14 relating to the issuance of common shares in connection with the proposed reorganization of Global Income & Currency Fund Inc. (the “Acquired Fund”) into the Acquiring Fund (the “Reorganization”). The Acquiring Fund and Acquired Fund are referred to herein each as a “Fund” and collectively as the “Funds.” Any terms not defined herein have the same meanings as given in the Registration Statement. Set forth below are the comments and the Registrant’s responses.

(1)	Comment: In the Answer to the Question “What is the goal of these proposals?” in the Q&A Section, please provide an explanation as to why a greater number of common shares will result in lower investor trading costs.

Response: The Registrant will revise the disclosure in response to the staff’s comment to explain that lower investor trading costs resulting from the combined fund’s greater share volume is expected to result in increased market liquidity, which may lead to narrower bid-ask spreads and smaller trade-to-trade price movements.

(2)	Comment: In the final paragraph in the Answer to the Question “What is the goal of these proposals?” in the Q&A Section, please use a term other than “float” in regards to the expected enhanced secondary market trading.

Vedder Price P.C. affiliated with Vedder Price LLP, which operates in England and Wales

Securities and Exchange Commission

October 9, 2012

Response: The Registrant will revise the disclosure in response to the staff’s comment.

(3)	Comment: Please explain why all of the estimated costs of the Reorganization will be allocated to the Acquired Fund.

Response: For the information of the staff, the costs associated with the Reorganization are allocated according to each Fund’s expected cost savings as a result of the Reorganization. Due to the significantly larger size of the Acquiring Fund, the Acquired Fund is expected to experience significant cost savings due to economies of scale, whereas the Acquiring Fund is not expected to experience any material cost savings. Accordingly, all of the estimated costs of the Reorganization will be allocated to the Acquired Fund.

(4)	Comment: Please include the expected length of time for the Acquired Fund to recover its costs associated with the Reorganization in the Q&A Section.

Response: The Registrant will add the payback period to the Q&A Section.

(5)	Comment: In the Question “Will I have to pay any fees or expenses in connection with the Reorganization?” in the Q&A Section, please strike the words “or expenses” and in the Answer, provide further disclosure that there will be costs associated with the Reorganization that will be borne by the Acquired Fund.

Response: The Registrant will make the requested changes.

(6)	Comment: Please include disclosure summarizing the changes to the Acquiring Fund’s portfolio as a result of the Acquiring Fund Restructuring.

Response: In response to the staff’s comment, the Registrant will include new disclosure describing the material policy changes, the expected portfolio as a result of the initial repositioning, the expected time to accomplish the repositioning and the tax consequences of the repositioning.

Securities and Exchange Commission

October 9, 2012

Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7738 or Deborah Bielicke Eades at (312) 609-7661.

Sincerely,

/s/ Michael J. Murphy

October 9, 2012

Mr. Kieran Brown

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Nuveen Multi-Currency Short-Term Government Income Fund
(the “Registrant”);
Registration Statement on Form N-14
(File Number: 333-183328)

Dear Mr. Brown:

This letter is provided to the Securities and Exchange Commission (the “Commission”) in connection with a response being made on behalf of the Registrant to comments provided on October 3, 2012 with respect to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 under the Securities Act of 1933, as amended, filed with the Commission on September 27, 2012.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Nuveen Multi-Currency Short-Term Government Income Fund

By:	/s/ Kevin J. McCarthy
Name:	Kevin J. McCarthy
Title:	Vice President and Secretary